UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

PHX Minerals Inc.

(Name of Subject Company)

PHX Minerals Inc.

(Name of Persons Filing Statement)

Common Stock, $0.01666 par value per share

(Title of Class of Securities)

698477106

(CUSIP Number of Class of Securities)

Chad L. Stephens

President and Chief Executive Officer

PHX Minerals Inc.

1320 South University Drive, Suite 720

Fort Worth, TX 76107

(405) 948-1560

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Robert J. Mittman, Esq.

Brad L. Shiffman, Esq.

Blank Rome LLP

1271 Avenue of the Americas

New York, NY 10020

(212) 885-5000

Ralph D’Amico

Chief Financial Officer

PHX Minerals Inc.

1320 South University Drive, Suite 720

Fort Worth, TX 76107

(405) 948-1560

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C consists of the following document related to the proposed acquisition of PHX Minerals Inc. (the “Company” or “PHX”), pursuant to the terms of an Agreement and Plan of Merger, dated as of May 8, 2025 (the “Merger Agreement”), by and among the Company, WhiteHawk Acquisition, Inc., a wholly owned, direct subsidiary of WhiteHawk Income Corporation (“Parent”), and WhiteHawk Merger Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub”):

(1)	Press release issued by WhiteHawk Income Corporation and the Company on May 8, 2025, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The item listed above was first used or made available on May 8, 2025.

Important Additional Information and Where to Find It

In connection with the proposed acquisition of PHX, Merger Sub shall, and Parent shall cause Merger sub to, commence a tender offer (the “Offer”) for all of the outstanding shares of common stock, par value $0.01666 per share, of PHX (“Common Stock”) pursuant to the terms of the Merger Agreement. The Offer has not yet commenced, and this communication is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any shares of Common Stock or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the Securities and Exchange Commission (the “SEC”) by PHX and its acquisition subsidiary, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by the Company. The Offer to purchase the outstanding shares of Common Stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the Offer, which will be named in the tender offer statement. Investors and security holders may also obtain, at no charge, the documents filed or furnished to the SEC by the Company under the “SEC Filings” subsection of the “Financial Information” section of the Company’s website at https://phxmin.com/investors.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements which reflect management’s current views and estimates regarding the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction, among other matters. The words “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “imply,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “project,” “goal,” “target,” “budget,” “would,” “should,” and “might” and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company cannot assure investors that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from our expectations due to uncertainties related to the possibility that various closing conditions set forth in the Merger Agreement may not be satisfied or waived, including uncertainties as to the percentage of the Company’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the risk that the Transactions may not be completed in a timely manner, or at all, which may adversely affect the Company’s business and the price of its common stock; costs associated with the proposed Transactions; the risk that any stockholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability; and other risks and uncertainties detailed in the Company’s most recent Annual Report on Form 10-K, including, but not limited to, “Part I, Item 1A. Risk Factors” and “Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Quarterly Reports on Form 10-Q, each of which is filed with the SEC and available at www.sec.gov, and other filings that the Company may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of the Company’s assumptions prove incorrect, the Company’s actual results may vary in material respects from those projected in these forward-looking statements. These forward-looking statements reflect the Company’s expectations as of the date of this Schedule 14D-9. Factors or events that could affect the Transactions or cause actual events, results or performance to differ, including materially, may emerge from time to time, and it is not possible for the Company to predict all of them. Accordingly, no assurances can be given as to, among other things, whether the Transactions will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have.

The forward-looking statements made by the Company in this Schedule 14D-9 speaks only as of the date hereof. The Company does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable laws. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.

Exhibit No.	Description

99.1	Press release issued by WhiteHawk Income Corporation and PHX Minerals Inc. on May 8, 2025.